UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________ TO _________________

COMMISSION FILE NUMBER 033-47073

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Scotts Company LLC Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION

The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Meaden & Moore, Ltd.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 26, 2008	By:	/s/ DAVID C. EVANS
	Printed Name:	David C. Evans

	Title:	Executive Vice President and Chief
Financial Officer of The Scotts
Miracle-Gro Company

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN

INDEX TO THE FINANCIAL STATEMENTS
December 31, 2007 and 2006

PAGE NO.

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statement of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8 - 16

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year	17

NOTE:	Other supplement schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure and ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN as of December 31, 2007 and 2006 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Scotts Company LLC Retirement Savings Plan as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 4, 2008
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Scotts Company LLC
Retirement Savings Plan

	December 31
	2007	2006
ASSETS

Receivables:
Employer contribution receivable	$-	$1,873
Employee contribution receivable	675	1,143
Other receivable	18,728	41,688
	19,403	44,704
Investments, at Fair Value:
CRM Small Cap Value Fund	3,334,050	3,094,157
Dodge and Cox Stock Fund	17,596,623	15,501,108
EuroPacific Growth Fund-Class A	19,174,580	14,143,510
Fidelity Blue Chip Fund	22,712,543	21,493,816
Fidelity Contrafund	26,696,055	21,571,540
Fidelity Freedom Income Fund	1,134,444	819,344
Fidelity Freedom 2000 Fund	1,071,999	1,136,651
Fidelity Freedom 2005 Fund	329,790	-
Fidelity Freedom 2010 Fund	5,055,818	4,489,628
Fidelity Freedom 2015 Fund	535,376	-
Fidelity Freedom 2020 Fund	10,950,002	9,589,363
Fidelity Freedom 2025 Fund	58,106	-
Fidelity Freedom 2030 Fund	6,357,045	5,735,821
Fidelity Freedom 2035 Fund	210,102	-
Fidelity Freedom 2040 Fund	2,050,515	1,328,362
Fidelity Freedom 2045 Fund	59,141	-
Fidelity Freedom 2050 Fund	180,548	-
Fidelity Low Price Stock Fund	6,374,267	6,889,830
Fidelity Managed Income Portfolio	25,182,677	27,211,156
Fidelity Puritan Fund	23,140,365	24,388,839
Managers Special Equity Fund	13,468,313	13,559,000
PIMCO Total Return Fund	5,892,397	5,035,844
Spartan U.S. Equity Index Fund	19,832,975	20,253,923
The Scotts Miracle-Gro Company Common Shares	16,449,323	16,686,541
Participant Loans	6,123,133	5,190,321

Total Investments	233,970,187	218,118,754

Total Assets	233,989,590	218,163,458

LIABILITIES	-	-

Net Assets Available for Benefits at Fair Value	233,989,590	218,163,458

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	273,673	273,491

Net assets available for benefits	$234,263,263	$218,436,949

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Scotts Company LLC
Retirement Savings Plan

	Year Ended December 31
	2007	2006
Additions to Net Assets Attributed to:
Contributions:
Employer	$10,150,672	$10,258,531
Participant	11,335,621	10,752,334
Rollovers	2,239,639	1,023,783
	23,725,932	22,034,648

Interest on participant loans	412,588	321,102
Interest income and dividends	20,519,192	11,897,580
Net appreciation (depreciation) of investments	(7,129,322)	10,714,247

Total Additions	37,528,390	44,967,577

Deductions from Net Assets Attributed to:
Benefits paid to participants	21,649,937	22,096,699
Other	52,139	37,498

Total Deductions	21,702,076	22,134,197

Net Increase before Plan Transfer	15,826,314	22,833,380

Plan Transfer	-	1,570,975

Net Assets Available for Benefits:
Beginning of Year	218,436,949	194,032,594

End of Year	$234,263,263	$218,436,949

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

1	Description of Plan

The following description of The Scotts Company LLC Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions, such as eligibility, vesting, allocation and funding.

General:

The Plan is a defined contribution plan covering all eligible employees of The Scotts Company LLC (the "Company") who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:

Regular domestic employees of the Company are eligible to participate in the Plan on the first day of the month coincident with or immediately following their date of employment. Regular employees of EG Systems, Inc. doing business as Scotts LawnService®, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligibility service and are eligible to make contributions and receive matching contributions on the first day of the month coincide with or after completing 60 days of service. Effective January 1, 2003, temporary employees are not eligible to participate in the Plan.

Employee Contributions:

The Plan provides for a participant to make pre-tax contributions up to 75% of eligible wages, not to exceed the annual Internal Revenue Service ("IRS") maximum deferral amount. The maximum pre-tax contributions for the years ended December 31, 2007 and 2006 were $15,500 and $15,000 respectively. The Plan also provides that participants who are projected to be age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions of up to $5,000 during each of the years ended December 31, 2007 and 2006.

Employer Contributions:

The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive an allocation equal to 2% of monthly compensation. This percentage increases to 4% when employees' year-to-date compensation exceeds 50% of the social security taxable wage base. The Company also matches participant pre-tax contributions dollar for dollar for the first 3% of pay and matches $0.50 on the dollar for the next 2% of participant pre-tax contributions.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

1	Description of Plan, Continued

Participants' Accounts:

401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer matching contributions, earnings and losses thereon.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are immediately vested in their contributions plus actual earnings thereon. Matching and transition contributions made by the Company vest immediately. However, base contributions made by the Company vest after three years of service or immediately upon death or disability.

Forfeitures:

The nonvested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures used totaled $767,029 and $411,470 for the years ended December 31, 2007 and 2006, respectively.

Participants' Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates established by Fidelity Management Trust Company. Principal and interest are paid ratably through monthly payroll deductions.

Other Plan Provisions:

Normal retirement age is 65, however the Plan also provides for in-service withdrawals for active employees under certain circumstances.

Payment of Benefits:

Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant's account as of the business day the trustee processes the distribution.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

1	Description of Plan, Continued

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Upon enrollment in the Plan, a participant may direct their contributions in any or all of the investment options under the Plan.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investments:

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Participants' loans are valued at their outstanding balances, which approximates fair value.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

2	Summary of Significant Accounting Policies, Continued

Investments, Continued:

Cash equivalents include short-term investments with original term to maturity of 90 days or less. Cost approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on sales of investments are based on the average cost method.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payments of Benefits:

Benefits are recorded when paid.

Administrative Fees:

The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.

Risks and Uncertainties:

The Plan provides various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

3	Investments

The following fair values of the investments individually represent 5% or more of net assets available for benefits as of December 31:

	2007	2006
Dodge and Cox Stock Fund	$17,596,623	$15,501,108
EuroPacific Growth Fund-Class A	19,174,580	14,143,510
Fidelity Blue Chip Fund	22,712,543	21,493,816
Fidelity Contrafund	26,696,055	21,571,540
Fidelity Managed Income Portfolio	25,182,677	27,211,156
Fidelity Puritan Fund	23,140,365	24,388,839
Managers Special Equity Fund	13,468,313	13,559,000
Spartan U.S. Equity Index Fund	19,832,975	20,253,923
The Scotts Miracle-Gro Company Common Shares	16,449,323	16,686,541

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

4	Investment Contract with Fidelity Trust Company

The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio, (the Portfolio) with Fidelity Investments, the trustee. The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by a third party. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unitholder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrap contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above).

As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed bank investment contract does not permit Fidelity to terminate the agreement prior to the scheduled maturity date.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

4	Investment Contract with Fidelity Trust Company, Continued

The following are the average yields for the guaranteed bank investment contract for 2007 and 2006:

Average Yields:	2007	2006

Based on actual earnings	4.31%	3.90%
Based on interest rates credited to participants	4.40%	4.27%

5 Tax Status

The Plan obtained a determination letter dated September 24, 2003, in which the Internal Revenue Service stated that the Plan, as amended through February 4, 2002, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator, the Company and the Plan's legal counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of the Internal Revenue Code. On January 31, 2007, the Company applied for a new determination letter to cover all amendments to the Plan subsequent to February 4, 2002. Accordingly, no provision for federal income taxes has been made.

6 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

7 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	December 31
	2007	2006
Net assets available for benefits per the financial statements	$234,263,263	$218,436,949

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(273,673)	(273,491)

Rounding	-	(3)

Net assets available for benefits per the Form 5500	$233,989,590	$218,163,455

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

7	Reconciliation of Financial Statements to Form 5500, Continued

The following is a reconciliation of investment income per the financial statements to the Form 5500.

Year Ended
December 31, 2007
Investment income per the financial statements	$13,802,458

Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	(273,673)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts - prior year	273,491

Rounding	4

Net investment income per the Form 5500	$13,802,280

8	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity, the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

9	Transfers into the Plan

On June 1, 2006, the Morning Song Wild Bird Food 401(k) Savings Retirement Plan ("Morning Song Plan") transferred its net assets into the Plan in the amount of $1,570,975. Prior to the merger, the Morning Song Plan covered eligible employees of Gutwein & Co., Inc. Also, the Plan was amended so that the participants of the Morning Song Plan could immediately participant in the Plan.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

10	Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Plan will be required to adopt SFAS 157 no later than January 1, 2008. The effect of this pronouncement on these financial statements has not been determined.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 is effective for the Plan’s financial statements for the fiscal year beginning on January 1, 2008, with earlier adoption permitted. The effect of this pronouncement on these financial statements has not been determined.

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“SFAS 161”), which amends the disclosure requirements of SFAS 133. SFAS 161 requires increased disclosures about derivative instruments and hedging activities and their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. SFAS 161 is not expected to have a material impact on the Plan’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”), which is intended to improve financial reporting by identifying the sources of accounting principles and a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 will be effected 60 days after U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight Board's amendments to AU section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". SFAS 162 is not expected to have a material impact on the Plan's financial statements.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

The Scotts Company LLC
Retirement Savings Plan (formerly known as The Scotts Company Retirement Savings Plan)

EIN 31-1414921
Plan Number 001

December 31, 2007

	(b) Identity of Issue,	(c) Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	CRM Small Cap Value Fund	Registered Investment Company	N/A	$3,334,050
	Dodge and Cox Stock Fund	Registered Investment Company	N/A	17,596,623
	EuroPacific Growth Fund-Class A	Registered Investment Company	N/A	19,174,580
*	Fidelity Blue Chip Fund	Registered Investment Company	N/A	22,712,543
*	Fidelity Contrafund	Registered Investment Company	N/A	26,696,055
*	Fidelity Freedom Income Fund	Registered Investment Company	N/A	1,134,444
*	Fidelity Freedom 2000 Fund	Registered Investment Company	N/A	1,071,999
*	Fidelity Freedom 2005 Fund	Registered Investment Company	N/A	329,790
*	Fidelity Freedom 2010 Fund	Registered Investment Company	N/A	5,055,818
*	Fidelity Freedom 2015 Fund	Registered Investment Company	N/A	535,376
*	Fidelity Freedom 2020 Fund	Registered Investment Company	N/A	10,950,002
*	Fidelity Freedom 2025 Fund	Registered Investment Company	N/A	58,106
*	Fidelity Freedom 2030 Fund	Registered Investment Company	N/A	6,357,045
*	Fidelity Freedom 2035 Fund	Registered Investment Company	N/A	210,102
*	Fidelity Freedom 2040 Fund	Registered Investment Company	N/A	2,050,515
*	Fidelity Freedom 2045 Fund	Registered Investment Company	N/A	59,141
*	Fidelity Freedom 2050 Fund	Registered Investment Company	N/A	180,548
*	Fidelity Low Price Stock Fund	Registered Investment Company	N/A	6,374,267
*	Fidelity Managed Income Portfolio	Common Collective Trust	N/A	25,182,677
*	Fidelity Puritan Fund	Registered Investment Company	N/A	23,140,365
	Managers Special Equity Fund	Registered Investment Company	N/A	13,468,313
	PIMCO Total Return Fund	Registered Investment Company	N/A	5,892,397
	Spartan U.S. Equity Index Fund	Registered Investment Company	N/A	19,832,975
*	The Scotts Miracle-Gro Company Common Shares	Employer Securities	N/A	16,449,323
*	Participant Loans	Notes receivable (interest at rates ranging from 5.0% to 10% due through June 11, 2012)	N/A	6,123,133
				$233,970,187

*	Party-in-interest to the Plan.

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2007

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm - Meaden & Moore, Ltd.